Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax:  +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
England


                       Stolt-Nielsen S.A. Reports Results
                             for Third-Quarter 2005


London, England - October 4, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the third quarter and nine months ended August 31, 2005.

Highlights for the third quarter of 2005

o Operating revenue of $384.0 million for the quarter, compared with operating revenue of $407.9 million for the same quarter last year (which included $84.8 million of Stolt Sea Farm (SSF) operating revenue from operations contributed to the new Marine Harvest).

o Net income (and income from continuing operations) of $53.1 million for the quarter, compared with net income of $17.5 million ($12.2 million from continuing operations) for the same quarter last year.

o Stolt-Nielsen Transportation Group's (SNTG) performance reflected a continued strong parcel tanker market, improved margins from Stolt Tank Containers, and solid results from Stolthaven Terminals, partially offset by record high bunker prices, continued high legal costs, and Hurricane Katrina-related provisions.

o The Stolt Tankers Joint Service Sailed-in Time-Charter Index<F1> increased by 13% to 1.36 from 1.20 in the same quarter last year.

o SNTG's Stolthaven Braithwaite storage terminal, located near New Orleans, withstood Hurricane Katrina with limited damage. Progress is being made towards a full restart of operations, although Hurricane Rita interrupted recovery efforts in late September. SNTG recorded provisions in operating expense of $1.6 million related to Hurricane Katrina.

o SSF's 25% share of Marine Harvest and interest income on the shareholder loan to Marine Harvest contributed a total of $2.7 million to SSF's net income. SSF's turbot business reported continued solid results. SSF results reflect recognition of a previously deferred after-tax gain of $7.0 million on the sale of Southern bluefin tuna quota rights in Australia.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

-----------------
<F1> The Stolt Tanker Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

"SNSA posted strong results in the third quarter of 2005 as we continued to see solid demand for SNTG's services and positive contributions from SSF's turbot operations and the investment in Marine Harvest.

"Looking towards the remainder of 2005 and into 2006, we believe the underlying fundamentals of the parcel tanker market remain strong, though there may be some turbulence in the fourth quarter due to the combined impact of Hurricanes Katrina and Rita on our operations and those of some of our customers. We believe the supply demand balance will remain tight as there is no shipyard capacity for additional parcel tankers until late 2008 or early 2009 and the impact of new regulations will come into effect. This favorable environment is partially offset by record high bunker prices. Our tank container business has shown considerable margin improvement in recent quarters and we believe this improvement is sustainable. While there are short-term disruptions in the U.S. Gulf, the fundamentals of the terminal storage business are strong. The improved salmon pricing environment is having a positive impact on Marine Harvest."


SNSA Performance Summary and Results


Reporting Item (in USD millions,                                   Quarter                         9 Months
except Per share data (diluted) and
number of shares)

                                                           3Q05          2Q05        3Q04         2005       2004

Operating revenue                                           384.0         443.4       407.9      1,290.8    1,247.9
Income from continuing operations                            53.1           5.9        12.2         83.0       18.1
Net income                                                   53.1           5.7        17.5        440.0       32.4
EPS (Continuing operations)                                  0.80          0.09        0.20         1.25       0.29
EPS                                                          0.80          0.09        0.28         6.64       0.52
Weighted average number of shares (in                        66.6          66.5        63.6         66.3       62.0
millions)

Net income for the third quarter ended August 31, 2005 was $53.1 million, or $0.80 per share, on operating revenue of $384.0 million, compared with net income of $17.5 million, or $0.28 per share, on operating revenue of $407.9 million for the third quarter of 2004. The improvement in net income is primarily due to: stronger underlying operational performance and capacity additions in all SNTG divisions, partially offset by higher legal costs, high bunker fuel prices, and the Hurricane Katrina-related provisions; an improvement in SSF's results due to stronger turbot results, a positive contribution from our investment in Marine Harvest (compared with the loss incurred by SSF salmon operations in the same quarter of 2004) and the recognition of the deferred gain on the sale of the tuna quota. The net income improvement also reflects lower interest expense. The decrease in operating revenue was due to the inclusion of most of SSF's operating revenue in the new Marine Harvest effective April 29, 2005. Consequently, revenue from Marine Harvest is not reflected as SSF revenue, but SSF's proportionate share of Marine Harvest's results are reported in net income. The decrease in operating revenue was partially offset by stronger markets for SNTG's services and capacity additions in all three SNTG divisions. The weighted average number of shares outstanding for the quarter was 66.6 million compared with 63.6 million for the same period in 2004. The increase in the average number of shares outstanding reflected the issuance of new shares resulting from the exercise of stock options.

Net income for the nine months ended August 31, 2005 was $440.0 million, or $6.64 per share, on operating revenue of $1,290.8 million, compared with net income of $32.4 million, or $0.52 per share, on operating revenue of $1,247.9 million for the same period of 2004. The first nine months of 2005 and 2004 included gains on the sale of Stolt Offshore S.A. common shares of $355.9 million and $25.7 million, respectively. The increase in operating revenue during the first nine months of 2005 was due to stronger markets for SNTG's services and capacity additions in all three SNTG divisions, partially offset by inclusion of most of SSF's operating revenue in the new Marine Harvest effective April 29, 2005. The weighted average number of shares outstanding for the first nine months of 2005 was 66.3 million compared with 62.0 million for the same period in 2004. The increase in the average number of shares outstanding reflected the sale of 7.7 million treasury shares in January of 2004 and the issuance of new shares resulting from the exercise of stock options.


Financing
In July 2005, SNSA completed a new seven-year $400 million revolving credit facility fully underwritten by a group of banks led by Deutsche Bank. The facility is secured by a pledge of certain SNTG ships and replaces SNSA's existing two major ship-secured credit facilities.

Net interest expense in the third quarter of 2005 was $6.9 million compared with $8.8 million in the second quarter of 2005 and $18.7 million in the third quarter of 2004.

Debt<F2> as of August 31, 2005 was $613.4 million compared with $1,240.2 million as of August 31, 2004.

SNSA's debt to tangible net worth ratio, which is one of the main financial covenants contained in its financing arrangements (set at a maximum of 2:1), further improved to 0.5:1 as of August 31, 2005 from 1.7:1 as of August 31, 2004.


STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)


Operating Income <F3>)                                         Quarter                       9 Months
by Business Line (in USD millions)

                                                       3Q05      2Q05        3Q04         2005       2004


Stolt Parcel Tankers                                   49.0       37.0        33.5       129.2       83.5
Stolt Tank Containers                                   7.5        7.1         6.4        21.8       15.3
Stolthaven Terminals                                    5.8        7.3         7.0        19.1       19.1
SNTG Corp & Restructuring Charges                      (4.7)      (4.8)       (1.0)      (15.2)      (2.2)
SNTG Total                                             57.6       46.6        45.9       154.9      115.7

o Stolt Tanker Joint Service Sailed-in Time-Charter Index was up 4% from the second quarter of 2005 and up 13% from the third quarter of 2004.
o    European coastal fleet impacted by slight seasonal slowing.
o Record high bunker fuel prices with net bunker fuel costs up $4.6 million compared with second quarter.
o    Rate on contracts renewed by SNTG increased by an average of approximately
     13%.
o Continued improving margins in Stolt Tank Containers despite a lower level of shipments and utilization.
o    Continued solid results for Stolthaven Terminals with utilization above
     95%.

-----------------
<F2> Includes short-term bank loans and long-term debt and capital lease obligations, including current maturities.
<F3> Starting in the first quarter of 2005, bonus and profit sharing expenses are reported as part of SNTG Corporate rather than allocated to the SNTG divisions. Prior periods have been reclassified.

o Stolthaven Braithwaite terminal, near New Orleans withstood Hurricane Katrina with limited damage. Progress is being made towards a full restart of operations, although Hurricane Rita interrupted recovery efforts in late September.

Parcel Tanker Division
SNTG's parcel tanker division reported operating income of $49.0 million in the third quarter of 2005, compared with operating income of $37.0 million in the second quarter of 2005 and $33.5 million in the third quarter of 2004. The improvement in operating income in the third quarter of 2005 came despite higher bunker fuel costs, higher legal costs, and a weaker spot market due to what SNTG believes is an inventory correction in Asia during the period and normal seasonal slowdown. The Stolt Tankers Joint Service (STJS) Sailed-in Time-Charter Index in the third quarter of 2005 increased by 4% from the second quarter of 2005 and was up 13% from the third quarter of 2004. Contract volumes continue to be strong and contracts of affreightment continue to be renewed with significant rate increases. Results for SNTG's regional fleets were slightly lower due to lower spot volumes and rates, and higher bunker fuel costs. Legal expenses for the parcel tanker division in the third quarter of 2005 were $6.5 million compared with $4.5 million in the second quarter of 2005 and $4.6 million in the third quarter of 2004.

Tank Container Division
SNTG's tank container division reported operating income of $7.5 million in the third quarter of 2005, compared with $7.1 million in the second quarter of 2005 and $6.4 million in the third quarter of 2004. The improved result was achieved, despite a reduction in shipments in the third quarter of 2005, as a result of the tank container division's focus on its fleet optimization, margin improvement and yield analysis programs. The intra-Asian and European markets as well as imports into the U.S. and exports from South America remain very strong. The results include a $0.3 million provision for tanks damaged by Hurricane Katrina. Legal costs in the third quarter of 2005 were $1.9 million compared with $1.7 million in the second quarter of 2005.

Terminal Division
SNTG's terminal division reported operating income of $5.8 million in the third quarter of 2005, compared with $7.3 million in the second quarter of 2005 and $7.0 million in the third quarter of 2004. The results for the third quarter of 2005 include a provision of $1.3 million related to the insurance deductible for claims related to damage done to Stolthaven Braithwaite by Hurricane Katrina. During the quarter, new capacity was added at Houston, Braithwaite, and Santos. Utilization was slightly lower than the prior quarter due to several tanks being under repair early in the quarter and planned expansion slightly outpacing customer occupancy.

Hurricanes Katrina and Rita Operational Impact
Stolthaven's Braithwaite, Louisiana storage terminal is located on the Mississippi River, about 15 miles southeast of New Orleans. Before being ordered to evacuate in anticipation of Hurricane Katrina, Braithwaite staff successfully implemented safety procedures to prepare the terminal for the storm including plugging the storage tanks, which substantially reduced the risk of spillage. The terminal itself weathered the storm well, with limited damage, and no evidence of any chemical spills or pollution. The recovery effort has begun, although slowed by additional flooding from Hurricane Rita. Electricity has been restored, the docks are operational, and partial marine operations have begun. Restoration of rail service is expected by mid-October. The timing of restoration of commercial trucking service depends on the receding of floodwaters in neighboring St. Bernard Parish.

Stolthaven's Houston, Texas storage terminal is located on the north side of the Houston Ship Channel. The terminal was shut down as Hurricane Rita approached the area in late September but resumed full operations shortly after the storm passed. The facility suffered very minimal damage due to the storm.

There were no SNTG ships at the Braithwaite or Houston terminals during the periods when the storms made landfall nor were there any SNTG ships in the direct area at the time of the storms. However, storm-related shutdowns of the production facilities of many of SNTG's U.S. Gulf based customers, have caused some delays in the operational programs of SNTG's parcel tankers.

Legal
On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania enforced SNSA's amnesty agreement with the U.S. Department of Justice (DOJ) Antitrust Division relating to activities prior to January 15, 2003 in the parcel tanker industry. On February 14, 2005, the DOJ filed a notice of appeal before the U.S. Court of Appeals for the Third Circuit. Briefing of the appeal has been completed and oral arguments were heard on September 30, 2005. SNSA remains in the EC's immunity program in connection with the EC's ongoing investigation of the parcel tanker business.

SNTG continues to engage in discussions with several of its customers regarding the subject of the DOJ and European Commission investigations. SNTG has reached commercial agreements with a number of customers pursuant to which such customers relinquish any claims arising out of the matters that are the subject of the antitrust investigations. The customers have generally entered into such agreements in the context of a negotiation of the ongoing commercial terms and conditions of the relevant contracts. SNTG may be required to make additional provisions against earnings to reflect such arrangements as they are completed.

Market Environment and Outlook
We continue to expect strong SNTG results for the remainder of 2005 and into 2006 despite the fluctuations in the parcel tanker spot market in recent months, high bunker fuel costs and ongoing legal expenses. We believe that Hurricanes Katrina and Rita will result in some temporary supply dislocations in the fourth quarter of this year. We expect only a minor and relatively short-term impact on chemical volumes. Increased imports of clean petroleum products into the U.S., as a substitute for U.S. production, is putting upward pressure on freight rates. We do not expect Hurricanes Katrina and Rita to materially impact the results of SNTG's terminal division. Currently, about 60% of SNTG's parcel tanker contracts of affreightment include bunker fuel adjustment clauses. We estimate that the order book for the core parcel tanker fleet of the top 18 competitors, which includes deliveries through 2009, currently stands at 21% of the existing fleet, with expected scrapping of approximately 9% of the total fleet over the same period<F4>. Given the limited number of deliveries and expected scrappings over the next two years along with new regulatory restrictions, we anticipate a continued strong market and upward pressure on parcel tanker rates. Longer-term, we are monitoring the impact that shifting chemical production and consumption trade patterns will have on parcel tanker capability and tonnage requirements, as a result of increased consumption in Asia, increased production capacity in the Arabian Gulf and Asia, and high feedstock costs and limited production growth the traditional chemical production regions in the U.S. Gulf and northwest Europe.

------------------
<F4> Based on publicly available industry sources and SNTG analysis.

STOLT SEA FARM  (SSF)

Operating Income (Loss)                                          Quarter                    9 Months
(in USD millions)

                                                      3Q05       2Q05       3Q04<F5>    2005       2004<F5>
SSF                                                     11.4        1.5      (11.6)        12.9      (2.8)

o Results reflect recognition of a previously deferred pre-tax gain on sale of Southern bluefin tuna quota rights of $10.1 million ($7.0 million after tax).
o Marine Harvest contributed $1.9 million in equity in net income of non-consolidated joint ventures in the third quarter. The shareholder loan to Marine Harvest also contributed $0.8 million of interest income.
o    Continued solid results from turbot operations.
o    Weak tuna pricing.

SSF reported operating income of $11.4 million in the third quarter of 2005, compared with $1.5 million operating income in the second quarter of 2005 and a loss from operations of $11.6 million in the third quarter of 2004. In the third quarter of 2005, Marine Harvest benefited from strong salmon prices and SSF's 25% interest in the joint venture contributed $1.9 million in equity in net income of non-consolidated joint ventures. The results of Marine Harvest are net of the restructuring costs. SSF also earned $0.8 million of interest income on its shareholder loan to Marine Harvest. The turbot business realized operating income of $2.8 million reflecting higher selling prices that resulted in improved margins. The seasonal harvest of Southern bluefin tuna commenced during the third quarter, but the operations were negatively impacted by low prices due to a surplus of competing product, which resulted an operating loss of $1.3 million. During the third quarter, SSF decided not to renew its option to reacquire 200 metric tons of Southern bluefin tuna quota rights it sold to a third party at the end of the fourth quarter of 2003. This decision resulted in the recognition of a previously deferred pre-tax gain of $10.1 million. After termination of this agreement, SSF retains ownership and operates quota rights for 500 metric tons of Southern bluefin tuna.

Presentation and Conference Call

Stolt-Nielsen S.A. will hold a live presentation and a conference call to discuss the third quarter 2005 results on Tuesday, October 4th, 2005 at 4:00pm CEST (10:00am EDT; 3:00pm BST) at Shippingklubben, Haakon VII's gt 1, in Oslo, Norway.

Participating in the presentation and the call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation
 Group

From the UK       +0 800-028-4937
From the U.S.     +1 800-437-3848
From Norway       +800-14996
From other countries +1 312-461-9315

Phone lines will open 10 minutes before the call.

----------------
<F5> Includes gain of $3.9 million for insurance recovery

Postview facility (a taped recording of the conference call) will be available directly after the conference call until 11:00pm CEST (5:00pm EDT; 10:00pm BST) on Wednesday, October 5th, 2005. For access dial +1 888-203-1112 (in U.S.) or +1 719-457-0820 (outside U.S.) and quote the call reservation number: 5881437.

Live Webcast conference call and a copy of the presentation will be available via SNSA's Internet site www.stolt-nielsen.com. A playback of the conference call commences on Tuesday, October 4th, 2005 after 6:00pm CEST (12:00 noon EDT; 5:00pm BST).



Contact:          Richard M. Lemanski
                  U.S. 1 203 299 3604
                  rlemanski@stolt.com
                  -------------------

                  Jan Chr. Engelhardtsen
                  UK 44 20 7611 8972
                  jengelhardtsen@stolt.com
                  ------------------------


About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's largest aquaculture company.

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                  - end text -
                                - tables follow -

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)


                                                                           Three months ended                  Nine months ended
                                                                  ------------------------------------  ---------------------------
                                                                     August 31,     May 31,    August 31,  August 31,    August 31,
                                                                           2005        2005          2004        2005        2004
                                                                  -------------  ----------    ---------   ---------     ----------


      Operating revenue (a)                                               $ 384,017  $ 443,400   $ 407,911  $ 1,290,751 $ 1,247,916
      Operating expenses                                                    287,511    351,098     336,248    1,007,846   1,029,988
                                                                          ---------- ----------  ---------- ----------- -----------

      Gross profit                                                           96,506     92,302      71,663      282,905     217,928

      Equity in net income of non-consolidated joint ventures                 2,950      4,359       3,740       10,837       8,807
      Administrative and general expenses                                   (42,844)   (51,264)    (44,711)    (142,428)   (145,407)
      SNTG restructuring charges                                             (1,882)    (1,865)         57       (5,285)       (134)
      Gain on disposal of assets, net (b)                                    10,994        162         737       12,544       2,902
      Other operating income (expense), net                                  (1,942)    (1,986)     (1,078)      (6,569)      3,735
                                                                          ---------- ----------  ---------- ----------- -----------
          Operating income                                                   63,782     41,708      30,408      152,004      87,831


      Nonoperating income (expense):
          Interest expense, net                                              (6,943)    (8,819)    (18,650)     (31,477)    (59,500)
          Foreign currency exchange gain (loss), net                            561     (1,145)       (257)      (1,717)     (2,625)
          Loss on early retirement of debt (c)                               (1,107)   (14,250)          -      (16,211)
                                                                          ---------- ----------  ---------- ----------- -----------


          Income from continuing operations before income tax
          provision and minority interest                                    56,293     17,494      11,501      102,599      25,706


      Income tax (provision) benefit                                         (5,035)   (11,633)      1,502      (21,433)     (7,675)
          Income from continuing operations before minority interest      ---------- ----------  ---------- ----------- -----------
               and equity in net income of Marine Harvest                    51,258      5,861      13,003       81,166      18,031


      Minority interest                                                         (18)         1        (774)         (37)         54
      Equity in net income of Marine Harvest                                  1,900          -           -        1,900           -
                                                                          ---------- ----------  ---------- ----------- -----------
          Income from continuing operations                                  53,140      5,862      12,229       83,029      18,085

      Income (loss) from discontinued operations                                  -          -       5,285        1,100     (11,356)
      Gain (loss) on sale of investment in discontinued
      operations (d)                                                              -       (118)          -      355,882      25,700
                                                                          ---------- ----------  ---------- ----------- -----------
          Net income                                                      $  53,140  $   5,744   $  17,514  $   440,011 $    32,429
                                                                          ========== ==========  ========== =========== ===========
      PER SHARE DATA
      --------------
      Income (loss) per common share:
          Basic
            Income from continuing operations                             $    0.81  $    0.09   $    0.20  $      1.28 $      0.29
            Income (loss) from discontinued operations                            -          -        0.08         0.02       (0.18)
            Gain (loss) on sale of investment in discontinued operations          -          -           -         5.49        0.42
                                                                          ---------- ----------  ---------- ----------- -----------
               Net Income                                                 $    0.81  $    0.09   $    0.28  $      6.79 $      0.53
                                                                          ========== ==========  ========== =========== ===========

          Diluted
            Income from continuing operations                             $    0.80  $    0.09   $    0.20  $      1.25 $      0.29
            Income (loss) from discontinued operations                            -          -        0.08         0.02       (0.18)
            Gain (loss) on sale of investment in discontinued operations          -          -           -         5.37        0.41
                                                                          ---------- ----------  ---------- ----------- -----------
               Net Income                                                 $    0.80  $    0.09   $    0.28  $      6.64 $      0.52
                                                                          ========== ==========  ========== =========== ===========

      Weighted average number of common shares and common share
      equivalents outstanding:
          Basic                                                              65,515     65,137      62,859       64,804      61,328
          Diluted                                                            66,609     66,512      63,633       66,271      61,975

      SELECTED CASH FLOW DATA
      -----------------------
      Capital expenditures                                                $  51,564  $  19,988   $  17,401  $    95,029 $    35,095

      Depreciation and amortization (excluding drydocking)                $  22,550  $  24,719   $  26,349  $    72,768 $    78,442

Note - SNSA has reclassified the prior periods' statements of operations to reflect Stolt Offshore S.A. as discontinued operations, as a result of the sale of the remaining ownership interest in Stolt Offshore S.A. during the first quarter of 2005.

(a) Net of $9.8 million in antitrust related provisions in the second quarter of 2005 reflecting the terms of agreements reached or agreements reached in principle with customers since the end of the first quarter.

(b) Includes recognition of a previously deferred gain on the sale of Southern bluefin tuna quota rights of $10.1 million in the third quarter of 2005.

(c) Includes prepayment penalty and writeoff of debt issuance costs of $1.1 million, $14.3 million and $16.2 million in the third quarter, second quarter and nine months of 2005, respectively, primarily related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(d) Includes gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005 and 2004.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                                            August 31,   November 30,  August 31,
                                                                                                  2005          2004         2004
                                                                                           -----------    ----------   ----------
      ASSETS
      ------

      Cash and cash equivalents                                                            $    33,631      $ 71,447    $ 169,765
      Trade receivables, net                                                                   124,770       171,508      154,943
      Inventories                                                                               17,074       220,861      206,068
      Prepaid expenses                                                                          50,674        52,450       55,963
      Other current assets                                                                      13,029        22,055       18,457
                                                                                           -----------    ----------   ----------
         Total current assets                                                                  239,178       538,321      605,196

      Fixed assets, net of accumulated depreciation                                          1,466,175     1,520,048    1,524,982
      Investment in and advances to non-consolidated joint ventures                            76,404         74,689       72,798
      Investment in and loans to Marine Harvest                                                306,959             -            -
      Investment in and advances to discontinued operations                                          -       133,400      130,466
      Goodwill and other intangible assets, net                                                 26,837        61,707       59,266
      Other noncurrent assets                                                                   76,917       103,888       99,958
                                                                                           -----------    ----------   ----------
         Total assets                                                                      $ 2,192,470    $2,432,053   $2,492,666
                                                                                           ===========    ==========   ==========


      LIABILITIES AND SHAREHOLDERS' EQUITY
      ------------------------------------

      Short-term bank loans                                                                $   192,214     $ 292,495    $ 403,845
      Current maturities of long-term debt and capital lease obligations                        48,566       165,798      158,334
      Accounts payable                                                                          55,599        89,011       91,947
      Accrued liabilities                                                                      185,559       226,440      220,382
                                                                                           -----------    ----------   ----------
         Total current liabilities                                                             481,938       773,744      874,508

      Long-term debt and capital lease obligations                                             372,662       654,558      677,976
      Other non-current liabilities                                                            116,163       117,105      112,716
      Minority interest                                                                            451         3,353        4,206


      Common stock and Founder's shares                                                         65,578        63,377       62,872
      Paid-in surplus                                                                          340,122       311,016      304,456
      Retained earnings                                                                        832,314       523,368      480,928
      Accumulated other comprehensive loss, net                                                (16,758)      (14,468)     (24,996)
                                                                                           -----------    ----------   ----------
         Total shareholders' equity                                                          1,221,256       883,293      823,260
                                                                                           -----------    ----------   ----------
         Total liabilities and shareholders' equity                                        $ 2,192,470    $2,432,053   $2,492,666
                                                                                           ===========    ==========   ==========

      Total debt and capital lease obligations, net of
         cash and cash equivalents:                                                        $   579,811    $1,041,404   $1,070,390
                                                                                           ===========    ==========   ==========

     Notes:
     SNSA has reclassified the August 31, 2004 and November 30, 2004 investment in and advances to Stolt Offshore S.A. to discontinued operations, as a result of the sale of the remaining ownership interest in Stolt Offshore S.A. during the first quarter of 2005.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, operating income (loss), net income (loss) and total assets for each of SNSA's reportable segments and other corporate items:




                                                                                Three months ended             Nine months ended
                                                                         ----------------------------------------------------------
                                                                         August 31,    May 31,   August 31,   August 31, August 31,
                                                                               2005      2005         2004         2005       2004
                                                                         ----------    --------  ----------   ---------- ----------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group (a)                                   $ 364,376   $ 354,110    $309,288   $1,055,001  $  891,541
Stolt Sea Farm                                                              19,621      88,639      98,513      234,630     355,511
Corporate and Other                                                             20         651         111        1,120         864
                                                                         ---------   ---------    --------   ----------  ----------
   Total                                                                 $ 384,017   $ 443,400    $407,912   $1,290,751  $1,247,916
                                                                         =========   =========    ========   ==========  ==========


GROSS PROFIT:
Stolt-Nielsen Transportation Group                                       $  94,574   $  80,518      72,999   $  261,327   $ 198,621
Stolt Sea Farm                                                               2,349      10,672      (3,187)      20,665      16,700
Corporate and Other                                                           (417)      1,112       1,851          913       2,607
                                                                         ---------   ---------    --------   ----------  ----------
   Total                                                                 $  96,506   $  92,302    $ 71,663   $  282,905  $  217,928
                                                                         =========   =========    ========   ==========  ==========


OPERATING INCOME (LOSS):
Stolt-Nielsen Transportation Group (b)                                   $  57,604   $  46,573    $ 45,857   $  154,892  $  115,732
Stolt Sea Farm (c)                                                          11,413       1,505     (11,583)      12,902      (2,838)
Corporate and Other (d)                                                     (5,235)     (6,370)     (3,866)     (15,790)    (25,063)
                                                                         ---------   ---------    --------   ----------  ----------
   Total                                                                 $  63,782   $  41,708    $ 30,408   $  152,004  $   87,831
                                                                         =========   =========    ========   ==========  ==========


NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                                       $  49,783   $  38,793    $ 35,914   $  128,296  $   78,456
Stolt Sea Farm                                                               9,066     (17,327)    (18,015)     (19,963)    (24,301)
Corporate and Other (e)                                                     (5,709)    (15,604)     (5,670)     (25,304)    (36,070)
                                                                         ---------   ---------    --------   ----------  ----------
   Income from continuing operations                                        53,140       5,862      12,229       83,029      18,085
     Income (loss) from discontinued operations                                  -           -       5,285        1,100     (11,356)
     Gain (loss) on sale of investment in discontinued operations (f)            -        (118)          -      355,882      25,700
                                                                         ---------   ---------    --------   ----------  ----------
   Total                                                                 $  53,140   $   5,744    $ 17,514   $  440,011  $   32,429
                                                                         =========   =========    ========   ==========  ==========


                                                                                                              As of
                                                                                                ------------------------------------
                                                                                               August 31,   November 30, August 31,
                                                                                                    2005           2004       2004
                                                                                                ----------- -----------  ----------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                                              $ 1,783,644  $1,782,381  $1,849,677
Stolt Sea Farm                                                                                      393,674     490,971     483,391
Corporate and Other                                                                                  15,152      25,301      29,132
                                                                                                -----------  ----------  ----------
   Continuing operations                                                                          2,192,470   2,298,653   2,362,200
Discontinued operations                                                                                   -     133,400     130,466
                                                                                                -----------  ----------  ----------
         Total                                                                                  $ 2,192,470  $2,432,053  $2,492,666
                                                                                                ===========  ==========  ==========


(a) Net of $9.8 million in antitrust related provisions in the second quarter of 2005 reflecting the terms of agreements reached or agreements reached in principle with customers since the end of the first quarter.

(b) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $6.5 million, $4.5 million and $16.0 million in the third quarter, second quarter and nine months of 2005, respectively, and $4.6 million and $13.8 million in the third quarter and nine months of 2004, respectively, and at Stolt Tank Containers of $1.9 million, $1.7 million and $4.3 million in the third quarter, second quarter and nine months of 2005, respectively.

(c) Includes recognition of a previously deferred gain on the sale of Southern bluefin tuna quota rights of $10.1 million in the third quarter of 2005.

(d) Includes due diligence costs related to the SSF/Nutreco merger of $0.4 million, $0.1 million and $0.9 million in the third quarter, second quarter and nine months of 2005, respectively. Also includes SNSA financial restructuring costs of $1.6 million and $21.5 million in the third quarter and nine months of 2004, respectively.

(e) Includes prepayment penalty and write-off of debt issuance costs of $1.1 million, $14.3 million and $16.2 million in the third quarter, second quarter and nine months of 2005, respectively, primarily related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(f) Includes a gain of $355.9 million on the sale of SNSA's remaining interest in Stolt Offshore S.A. in the nine months of 2005. Includes a gain of $21.7 million related to SOSA's sale of its own common stock and a gain of $4.0 million related to SNSA's sale of SOSA shares in the nine months of 2004.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)


The following tables present the contribution to operating revenue, gross profit, equity in net income of nonconsolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, operating income, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:


                                                                         Three months ended               Nine months ended
                                                                ----------------------------------------------------------------
                                                                August 31,     May 31,   August 31,     August 31,    August 31,
                                                                      2005        2005         2004          2005          2004
                                                                ----------    --------   ----------     -----------   ----------
      OPERATING REVENUE:
      STOLT-NIELSEN Transportation Group:
        Stolt Parcel Tankers
            Deepsea (a)                                          $ 219,379   $ 201,258    $ 180,072   $   612,729   $   509,929
            Regional Fleet                                          40,063      42,121       34,016       121,196       102,453
                                                                 ----------  ----------   ----------  ------------  ------------
       Stolt Parcel Tankers - Total                                259,442     243,379      214,088       733,925       612,382
        Stolt Tank Containers                                       82,685      87,372       75,071       253,266       219,924
        Stolthaven Terminals                                        20,358      21,483       19,418        61,958        56,599
        SNTG Corporate                                               1,891       1,876          710         5,852         2,636
                                                                 ----------  ----------   ----------  ------------  ------------
        Total                                                    $ 364,376   $ 354,110    $ 309,287   $ 1,055,001   $   891,541
                                                                 ==========  ==========   ==========  ============  ============


      GROSS PROFIT:
      Stolt-Nielsen Transportation Group:
        Stolt Parcel Tankers
          Deepsea                                                $  62,705   $  46,783    $  46,246   $   165,340   $   120,284
          Regional Fleet                                             6,892       8,386        5,055        22,879        18,233
                                                                 ----------  ----------   ----------  ------------  ------------
       Stolt Parcel Tankers - Total                                 69,597      55,169       51,301       188,219       138,517
        Stolt Tank Containers                                       16,417      16,363       13,340        48,163        36,422
        Stolthaven Terminals                                         7,400       8,891        8,348        23,889        22,928
        SNTG Corporate                                               1,160          95           10         1,056           754
                                                                 ----------  ----------   ----------  ------------  ------------
        Total                                                    $  94,574   $  80,518    $  72,999   $   261,327   $   198,621
                                                                 ==========  ==========   ==========  ============  ============

      EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES
      Stolt-Nielsen Transportation Group:
        Stolt Parcel Tankers                                     $   2,183     $ 3,315     $  2,429   $     8,091   $     5,376
        Stolt Tank Containers                                            4          60           80           130           279
        Stolthaven Terminals                                           729         873          613         2,235         2,171
        SNTG Corporate                                                  34           -           76            72           185
                                                                 ----------  ----------   ----------  ------------  ------------
        Total                                                    $   2,950     $ 4,248     $  3,198   $    10,528   $     8,011
                                                                 ==========  ==========   ==========  ============  ============

      ADMINISTRATIVE AND GENERAL EXPENSES
      Stolt-Nielsen Transportation Group:
        Stolt Parcel Tankers (b)                                 $ (23,063)  $ (20,776)    $(20,134)  $   (66,917)  $   (58,804)
        Stolt Tank Containers (c)                                   (8,946)     (9,402)      (7,031)      (26,623)      (21,450)
        Stolthaven Terminals                                        (2,308)     (2,418)      (1,965)       (6,991)       (5,949)
        SNTG Corporate                                              (3,563)     (2,982)      (2,600)       (9,514)       (6,156)
                                                                 ----------  ----------   ----------  ------------  ------------
           SNTG before Restructuring Charges                       (37,880)    (35,578)     (31,730)     (110,045)      (92,359)
        Restructuring Charges                                       (1,882)     (1,865)          57        (5,285)         (134)
                                                                 ----------  ----------   ----------  ------------  ------------
        Total                                                    $ (39,762)  $ (37,443)    $(31,673)  $  (115,330)  $   (92,493)
                                                                 ==========  ==========   ==========  ============  ============


      GAIN (LOSS) ON DISPOSAL OF ASSETS, NET
      Stolt-Nielsen Transportation Group:
        Stolt Parcel Tankers                                     $     412   $    (678)    $      -   $       299   $        (9)
        Stolt Tank Containers                                            5           7           (3)           40             3
        Stolthaven Terminals                                             -           -           (6)            -            (5)
        SNTG Corporate                                                   -           -          (24)            -           377
                                                                 ----------  ----------   ----------  ------------  ------------
        Total                                                    $     417   $    (671)    $    (33)  $       339   $       366
                                                                 ==========  ==========   ==========  ============  ============


      OTHER OPERATING INCOME (EXPENSE), NET
      Stolt-Nielsen Transportation Group:
        Stolt Parcel Tankers                                     $    (102)  $     (48)    $   (114)   $     (475)  $    (1,595)
        Stolt Tank Containers                                            -          89            -            85             -
        Stolthaven Terminals                                             -           -            -             -
        SNTG Corporate                                                (473)       (121)       1,480        (1,582)        2,822
                                                                 ----------  ----------   ----------  ------------  ------------
        Total                                                    $    (575)      $ (80)    $  1,366    $   (1,972)  $     1,227
                                                                 ==========  ==========   ==========  ============  ============


      OPERATING INCOME:
      Stolt-Nielsen Transportation Group:
        Stolt Parcel Tankers                                     $  49,027   $  36,983     $ 33,482    $  129,217   $    83,485
        Stolt Tank Containers                                        7,480       7,117        6,386        21,795        15,254
        Stolthaven Terminals                                         5,821       7,346        6,990        19,133        19,145
        SNTG Corporate                                              (2,842)     (3,008)      (1,058)       (9,968)       (2,018)
                                                                 ----------  ----------   ----------  ------------  ------------
           SNTG before Restructuring Charges                        59,486      48,438       45,800       160,177       115,866
        SNTG Restructuring Charges                                  (1,882)     (1,865)          57        (5,285)         (134)
                                                                 ----------  ----------   ----------  ------------  ------------
        Total                                                    $  57,604   $  46,573     $ 45,857    $  154,892   $   115,732
                                                                 ==========  ==========   ==========  ============  ============


     (a) Net of $9.8 million in antitrust related provisions in the second quarter of 2005 reflecting the terms of agreements reached or agreements reached in principle with customers since the end of the first quarter.

     (b) Includes antitrust and other investigation related legal expenses of $6.5 million, $4.5 million and $16.0 million in the third quarter, quarter and nine months of 2005, respectively, and $4.6 million and $13.8 million in third quarter and nine months of 2004, respectively.

     (c) Includes antitrust and other investigation related legal expenses of $1.9 million,$1.7 million and $4.3 million in the third quarter, second quarter and nine months of 2005, respectively.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
      SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)


                                                                                                             As of
                                                                                         ---------------------------------------
                                                                                          August 31,  November 30,    August 31,
                                                                                                2005          2004          2004
                                                                                         -----------   -----------    ----------
      TOTAL ASSETS
      Stolt-Nielsen Transportation Group
        Stolt Parcel Tankers                                                             $1,302,326    $1,301,647     $1,293,931
        Stolt Tank Containers                                                               119,240        95,884         94,298
        Stolthaven Terminals                                                                291,610       281,396        270,333
        SNTG Corporate                                                                       70,468       103,454        191,115
                                                                                         -----------   -----------    ----------
        Total                                                                            $1,783,644    $1,782,381     $1,849,677
                                                                                         ===========   ===========    ==========

                                                                            Three months ended             Nine months ended
                                                                       -------------------------------------------------------
                                                                       August 31,   May 31,   August 31, August 31, August 31,
                                                                             2005      2005         2004       2005      2004
                                                                       ----------   --------  ---------- ---------- ----------
      CAPITAL EXPENDITURES
      Stolt-Nielsen Transportation Group:
        Stolt Parcel Tankers                                             $ 43,288     $ 6,522    $ 3,104    $ 65,958   $ 6,109
        Stolt Tank Containers                                               4,072         847        842       5,593     2,881
        Stolthaven Terminals                                                6,727       6,807      8,531      16,608    16,144
        SNTG Corporate                                                        747       1,461        122       3,486       219
                                                                         --------    --------   --------    --------  --------
        Total                                                            $ 54,834    $ 15,637   $ 12,599    $ 91,645  $ 25,353
                                                                         ========    ========  =========    ========  ========

      DEPRECIATION AND AMORTIZATION EXPENSE
      Stolt-Nielsen Transportation Group:
        Stolt Parcel Tankers                                             $ 16,122    $ 16,337   $ 16,989    $ 48,780  $ 49,985
        Stolt Tank Containers                                               2,015       1,897      1,348       5,267     4,026
        Stolthaven Terminals                                                2,639       2,621      2,568       7,868     7,845
        SNTG Corporate                                                        719         783        699       2,233     2,204
                                                                         --------    --------   --------    --------  --------
        Total                                                            $ 21,495    $ 21,638   $ 21,604    $ 64,148  $ 64,060
                                                                         ========    ========  =========    ========  ========

     Note - Certain prior period amounts for expenses of the operating divisions of SNTG and SNTG Corporate have been reclassified to conform to the current presentation.

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                   (UNAUDITED)


                                                           1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
                                                           -----------    -----------    -----------    -----------
         STOLT PARCEL TANKERS DIVISION:
         -----------------------------------------------------------------------------------------------------------

         Joint Service sailed-in time-charter index
         ------------------------------------------
             2003                                                 1.00           1.05           1.05           1.00
             2004                                                 1.02           1.19           1.20           1.25
             2005                                                 1.29           1.31           1.36            N/A


         Volume of cargo carried - millions of tons
         -----------------------------------------
             Deepsea fleet:
             --------------
             2003                                                  3.4            3.5            3.6            3.4
             2004                                                  3.4            3.6            3.8            4.0
             2005                                                  3.7            3.7            3.8            N/A

         Regional fleets - Wholly Owned:
         ------------------------------
             2003                                                  2.4            2.3            2.2            2.1
             2004                                                  2.2            2.3            2.4            2.2
             2005                                                  2.2            2.3            2.8            N/A


         Operating days
         --------------
             Deepsea fleet:
             --------------
             2003                                                5,718          5,721          5,717          5,666
             2004                                                5,794          5,900          6,080          6,252
             2005                                                6,147          6,201          6,158            N/A

             Regional fleets - Wholly Owned:
             ------------------------------
             2003                                                4,827          5,063          5,037          4,986
             2004                                                4,980          5,009          5,080          4,941
             2005                                                4,922          5,165          5,177            N/A

          Average number of ships operated in the period
          ----------------------------------------------
             Deepsea fleet:
             --------------
             2003                                                   64             62             62             62
             2004                                                   64             64             66             69
             2005                                                   68             67             67            N/A

             Regional fleets - Wholly Owned:
             ------------------------------
             2003                                                   54             55             55             55
             2004                                                   55             54             55             54
             2005                                                   55             56             56            N/A

          Notes:
         (a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
         (b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
         (c) Regional fleet statistics include the results of both the Northern Europe and US barging activities


         STOLT TANK CONTAINERS DIVISION:
         -----------------------------------------------------------------------------------------------------------
         Number of Shipments
         -------------------
             2003                                               18,536         19,459         18,409         18,211
             2004                                               20,214         21,656         21,189         21,203
             2005                                               21,483         21,417         18,978            N/A

         Tank containers operated and leased at end of period
         -----------------------------------------------------
             2003                                               15,316         15,583         15,888         15,999
             2004                                               16,271         16,923         17,035         17,153
             2005                                               17,281         17,690         17,959            N/A


         Tank container utilization - %
         -----------------------------
             2003                                                78.7%          81.5%          78.8%          77.7%
             2004                                                80.5%          79.8%          79.4%          78.9%
             2005                                                79.7%          79.4%          72.9%            N/A


          STOLTHAVEN TERMINALS DIVISION:
          -----------------------------------------------------------------------------------------------------------
          Average marketable shell barrel capacity (millions of barrels)
          --------------------------------------------------------------
             2003                                                 3.38           3.38           3.57           3.85
             2004                                                 3.89           3.94           3.99           4.00
             2005                                                 4.13           4.22           4.36            N/A

          Tank capacity utilization - %
          ----------------------------
             2003                                                96.6%          96.3%          97.9%          97.4%
             2004                                                97.0%          98.7%          98.6%          96.7%
             2005                                                96.7%          97.6%          95.1%            N/A